UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Telemundo Group, Inc.
                             ---------------------
                                (Name of Issuer)


                     Series A Common Stock, $ .01 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                   87943M306
                                   ---------
                                 (CUSIP Number)

        Lawrence Levitt, Chief Financial Officer, Odyssey Partners, L.P.
          31 West 52nd Street, New York, New York 10019 (212) 708-0600
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 30, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  87943M306                                          Page 2 of 5 Pages


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Odyssey Partners, L.P. (E.I. No. 13-5614745)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]

                                                                 (b) [_]

3      SEC USE ONLY


4      SOURCE OF FUNDS                   WC


5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d)                                                [_]


6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

    NUMBER OF       7         SOLE VOTING POWER
      SHARES                  304,171 (see Item 5)
   BENEFICIALLY
     OWNED BY       8         SHARED VOTING POWER
       EACH                   0
    REPORTING
      PERSON        9         SOLE DISPOSITIVE POWER
       WITH                   304,171 (see Item 5)

                   10         SHARED DISPOSITIVE POWER
                              0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,171 (see Item 5)


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                       [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.5% (see Item 5)


14     TYPE OF REPORTING PERSON

       PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on July 11, 1995, as amended by (i) Amendment No. 1 thereto filed with the Commission on October 4, 1995, (ii) Amendment No. 2 thereto filed with the Commission on December 22, 1995, and (iii) Amendment No. 3 thereto filed with the Commission on October 2, 1996, with respect to the Series A Common Stock, $.01 par value (the "Series A Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Company"). The common stock, par value $.01 per share, of the Company (the "Common Stock") consists of two series: (i) the Series A Shares and (ii) the Series B Common Stock, $.01 par value (the "Series B Shares").


Item 5. Interest in Securities of the Issuer.

     (a) Odyssey beneficially owns an aggregate of 304,171 shares of Common Stock (approximately 3.0% of the outstanding shares of Common Stock), comprised of (i) 30,500 Series A Shares (approximately 0.5% of the outstanding Series A Shares) and (ii) 273,671 Series B Shares (approximately 7.6% of the outstanding Series B Shares).(1)

     Each Series B Share is convertible at the option of the holder thereof into one Series A Share.(2) In the event that Odyssey were to convert all Series B Shares beneficially owned by it into Series A Shares, Odyssey would beneficially own an aggregate of 304,171 Series A Shares, or 4.5% of the outstanding Series A Shares.


--------
     (1) A total of 10,000,200 shares of Common Stock (comprised of 6,414,864 Series A Shares and 3,585,336 Series B Shares) were outstanding as of June 30, 1996, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

     (2) In addition, pursuant to the provisions of the Restated Certificate of Incorporation of the Company (the "Certificate"), the Series B Shares will automatically convert to Series A Shares upon the Transfer (as defined in the Certificate) of such Series B Shares other than to a Permitted Transferee (as defined in the Certificate) or upon the earlier to occur of December 20, 1999 or such time as there are fewer than 2,000,000 Series B Shares issued and outstanding. The Certificate is included as Exhibit 2 to the Schedule 13D.

     To the best of Odyssey's knowledge, none of the General Partners beneficially owns any Common Stock, other than in his capacity as a general partner of Odyssey.

     (c) Since the filing of Amendment No. 3 to the Schedule 13D on October 2, 1996, Odyssey sold Series A Shares on the Nasdaq National Market System, as set forth below:

                                No. of           Price Per
Date of Transaction             Shares             Share               Total
-------------------             ------             -----               -----
October 24, 1996                22,500             $28.90             $650,194
October 28, 1996                 6,540             $29.40             $192,260
October 29, 1996                 5,000             $30.62             $153,125
October 30, 1996                52,500             $28.65           $1,504,256
November 1, 1996                32,000             $27.50             $880,000


     (e) Odyssey ceased to be the beneficial owner of more than five percent of the Series A Shares on November 1, 1996.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1996

                                         ODYSSEY PARTNERS, L.P.



                                          By:       /s/ Jack Nash
                                                    -----------------------
                                                    Jack Nash
                                                    A General Partner









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